

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 24, 2009

Mr. Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
45 East Putnam Avenue,
Greenwich, CT 06830

   Re: **Global Gold Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed April 15, 2009
       Form 10-Q for the Fiscal Quarter Ended March 31, 2009
       Filed May 19, 2009
       Form 10-Q for the Fiscal Quarter Ended June 30, 2009
       Filed August 14, 2009
       File No. 002-69494

Dear Mr. Dulman:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your current auditor has included unclear language in the first and third paragraphs of the audit opinion about financial information covering the period from January 1, 1995 (date of re-entering the development stage) to December 31, 2005, and no representation about cumulative information covering the period from the date of re-entering the development stage through December 31, 2008.

        If you wish to present the cumulative data as audited, the entire cumulative period needs to be addressed in the audit opinion. If you chose this course and your auditor intends to rely upon the work of prior auditors, with language to this effect in the audit opinion, please ask your auditor to follow the guidance in AU §543.07.

        Under these circumstances, you will need to obtain and file reissued audit opinions from all prior auditors, including any auditors upon whom prior auditors expressed reliance in their audit opinions, to comply with Rule 2-05 of Regulation S-X. If this is not feasible, you will need to label all of the cumulative information as unaudited.

        In either case, please obtain and file an audit opinion from your current auditor that clearly indicates whether the cumulative information is audited or unaudited to comply with Rule 2-02(a)(4) of Regulation S-X, and label such information accordingly.

Balance Sheets, page F-2

2.   We note that you report "additional paid in capital" and "accumulated other comprehensive income" of $31,182,502 and $3,107,038 as at December 31, 2008 in your balance sheet on page F-2, while reporting $30,982,350 and $3,307,190 for these same measures in the statements of changes in stockholders' equity on page F-6. Please resolve these inconsistencies.

Statements of Cash Flows, page F-7

3.   We expect the gains on sales of investments of $2,460,137 in 2007 and
        $2,779,778 for the cumulative period shown in your statements of operations on
        page F-3 would need to agree with the corresponding amounts in your
        reconciliation of net loss to operating cash flows on page F-7 (where you report
        gains of zero and $2,470,606 for these periods) to comply with paragraph 28 of
        SFAS 95.

Note 2 – Summary of Significant Accounting Policies

k. Comprehensive Income, page F-10

4.   We note that you include a table under this heading in which you report
        adjustments to net loss in arriving at comprehensive loss "unrealized gain arising
        during the year" of $56,704 and $2,194,161 for 2008 and 2007. However, these
        amounts are identified as "foreign currency translation adjustments" in the
        statements of operations and comprehensive loss on page F3.

        We also note that you report other comprehensive income of $1,307,480 and
        $1,195,490 for 2007 and 2008 in the statement of changes in stockholders' equity
        on page F-6, which differ from the corresponding amounts reported in your
        statements of operations and comprehensive loss on page F-3, as referenced
        above.

        Please resolve these inconsistencies.

m. Acquisition, Exploration and Development Costs, page F-10

5.   We note your disclosure explaining that you expense as incurred mineral property
        acquisition costs unless proven and probable reserves exist and the property may
        be commercially mined. You further state that you may capitalize previously
        expensed acquisition and exploration costs if it is later determined that the
        property can be economically developed.

        We expect acquisition costs of mineral properties and costs of mineral rights
        meeting the definition in EITF 04-2 to be initially capitalized; and subject to
        impairment testing under SFAS 144 and EITF 04-3 as necessary in subsequent
        periods. Any restoration of previously expensed acquisition or exploration costs
        would not be permissible under generally accepted accounting principles. Your
        accounting policy should differentiate between exploration, development and
        production costs. The costs incurred after mineral reserves have been established
        are commonly developmental in nature, when they relate to constructing the

infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.

Tell us the revisions to your accounting and disclosure that you believe would be necessary to comply with this guidance and which you propose. If there are differences that you regard as immaterial, and you would prefer not amending on this basis, please submit details of your assessment and an explanation including your rationale.

6.   We note your disclosure indicating that you include estimated future development costs in your amortization base. We do not recognize this practice as one conforming to generally accepted accounting principles for a company in the mining industry. Tell us the extent to which estimated future development costs have been factored into your amortization expense for each period presented and explain the circumstances under which you began applying this accounting methodology.

We expect that you will need to modify your accounting policy to eliminate this practice and to ensure that mine development costs incurred are amortized using the units-of-production methodology in relation to proven and probable reserves associated with the particular ore body that has been developed and which is being mined.

o. Principles of Consolidation, page F-11

7.   We note your disclosure stating that you account for your investments in joint ventures using the proportionate accounting method rather than the equity method. Please expand your disclosure to identify and describe the joint ventures to which you are applying this method with sufficient detail to understand the legal structure of those ventures, the level of your ownership interests, and how your decision to apply proportionate accounting complies with the guidance of EITF 00-1.

p. Depreciation, Depletion and Amortization, page F-11

8.   We note your disclosure explaining that you amortize undeveloped mineral interests over their estimated useful lives except if proven and probable reserves are established you discontinue this practice and instead subject those costs to amortization under the units-of-production methodology.

Please modify your disclosure to explain how the arrangements associated with the costs to which you refer to in this disclosure differ from the licenses addressed in sub-note (r) in the second paragraph following this disclosure, particularly as they relate to the useful lives of the assets. Please also clarify in the disclosure whether you are referring only to costs of unproved mineral properties or including proved properties that are undeveloped.

Also, as mentioned above, we would ordinarily expect acquisition costs of unproved mineral properties and mineral rights to be capitalized, then subject to impairment testing under SFAS 144 and EITF 04-03. However, this would not necessarily follow for assets having a clearly defined term, such as licenses allowing you to explore but which do not constitute mineral rights as defined in EITF 04-2.

Please tell us the differences between your historical practice and the results that would have been reported following this guidance.

<u>Note 13 – Agreements and Commitments, page F-20</u>

9. We note that you have entered agreements with various parties from January 18, 2007 through October 17, 2008. Please expand your disclosures to include the following additional information for each of these agreements, as applicable:

- a clear description of your rights under each agreement, differentiating between rights obtained and those which you may later acquire; for example, provisions pertaining to an agreement to acquire an option should be set apart from those which govern the possible exercise of the option;
- the duration of the option period, including the start and end dates, and any terms having to do with the possible extension of those periods;
- status of the agreements as of year end, also describing any material changes in status up to the date of filing your report, and your expectations of the likelihood of being able to retain, or having to forfeit your interests;
- total amounts required to secure your rights under the agreements, including amounts paid to-date, any remaining amounts due, and the circumstances under which those amounts become payable;
- differences in the meaning of proven reserves according to the NI 43-101 and Industry Guide 7, as they relate to the agreement thresholds you identify.

Engineering Comments

General

10.   We note that you refer to or use terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your website to measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K. You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml."

Please indicate the location of this cautionary language in your response.

General Overview, page 3

11.   We note your statement that your company is in the development stage. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be used to describe companies that are engaged in preparing reserves for production, while the term production stage should be used to describe companies that are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Industry Guide 7, please revise disclosures that include the terms develop, development or production throughout your document, as necessary to avoid implying that you have progressed beyond the exploration stage. For example, you may replace this terminology, as appropriate, with terms such as explore or exploration, and you should identify your company as an exploration stage enterprise in the financial statement head notes to comply with Instruction 1 to paragraph (a) of Industry Guide 7.

Armenia Properties, Page 5

12.   We note your reference to property maps that are posted on your website. Please insert small-scale maps in your filing showing the location and access to each of your material properties, as required by Instruction 3.B to Item 102 of Regulation S-K. Please note that our EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in filings that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 3.B of Item 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographic area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

13.   Please disclose the following information for each of your properties:

- The nature of your ownership interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- The process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession, such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and an indication of who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

14.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and that the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

15. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

16.   We recommend that a brief description of your QA/QC protocols be disclosed, addressing matters such as sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

<u>Tukhmanuk, page 5</u>

17.   Please disclose your annual production for all properties to comply with Instruction 3 to Item 102 of Regulation S-K.

18.   We note your reference to a reserve report that was submitted to the state committee on reserves of Armenia in March 2009, inferring proven and probable reserves are located on your properties. Please forward to our engineer as supplemental information and not as part of your filing, information that establishes the legal, technical, and economic feasibility of materials that you have designated as reserves, pursuant to paragraph (c)(2) of Industry Guide 7 Rule 12b-4 of Regulation 12B. This information should include:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current status on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to Rule 418(b) of Regulation C.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Madre de Dios and Puero, page 7

19.   We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for this property. Tell us whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to "standard National Instrument 43-101 report" with "geologic report" or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers

Risk Factors, page 9

20.   Unless you can substantiate significant technical training and experience in the mining industry among members of your management, we would expect that you would include a risk factor explaining that your management lacks technical training and experience in exploring for minerals and operating a mine, and may therefore be unaware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of technical training and experience in this industry.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief